=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                Chiron Corporation
                ------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                ------------------------------------------------
                         (Title of Class of Securities)

                                  170040109
                ------------------------------------------------
                                (CUSIP Number)

                             Allison Bennington
                              ValueAct Capital
                        435 Pacific Avenue, Fourth Floor
                           San Francisco, CA 94133
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              With a Copy to:
                         Christopher G. Karras, Esq.
                               Dechert LLP
                          4000 Bell Atlantic Tower
                            1717 Arch Street
                    Philadelphia, Pennsylvania 19103-2793
                           Ph. (215) 994-4000

                             December 19, 2005
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                              Page 2 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,761,527**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,761,527**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,761,527**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                              Page 3 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Partners Co-Investors, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         38,473**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        38,473**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    38,473**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                              Page 4 of 17
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,800,000**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,800,000**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,800,000**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                             Page 5 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,800,000**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,800,000**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,800,000**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                              Page 6 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         9,800,000**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,800,000**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,800,000**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                             Page 7 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,800,000**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,800,000**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,800,000**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock $0.01 par value, (the "Common Stock"), of Chiron Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4560 Horton Street, Emeryville, CA 94608.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) ValueAct Capital Partners Co-
Investors, L.P. ("ValueAct Co-Investors"), (c) VA Partners, L.L.C. ("VA Partners"), (d) Jeffrey W. Ubben, (e) George F. Hamel, Jr. and (f) Peter
H. Kamin (collectively, the "Reporting Persons").

       ValueAct Co-Investors is a Delaware limited partnerships. ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       VA Partners is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund and ValueAct Co-Investors. VA Partners has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       (a), (b) and (c). Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each
Managing Member is a United States citizen and has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

        (d) and (e). None of the entities or persons identified in this
Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund. The aggregate funds used by these Reporting Persons to make the purchases were $210,434,884.07.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

         In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions.
The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

         On November 25, 2005, the Issuer filed a Schedule 14A with the Commission regarding the acquisition by Novartis of all of the outstanding shares of the Issuer not already owned by Novartis at a price of $45 per share (the "Transaction"). On December 19, 2005 the Reporting Person sent a letter (the "Letter") to Howard H. Pien, Chairman of the Board of Directors of the Issuer, stating that, in its opinion, the merger consideration of $45 per share being offered by Novartis to all of the other shareholders of the Issuer in the Transaction is not fair to those shareholders from a financial point of view. The letter further stated that the Reporting Person intends to vote in opposition to the Transaction and is seriously considering whether to demand appraisal rights pursuant to Section 262 of the Delaware General Corporation Law. A copy of the Letter is attached as Exhibit B to this report and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

       Shares reported as beneficially owned by ValueAct Master Fund and ValueAct Co-Investors are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each such investment partnership, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members.

       As of the date hereof, ValueAct Master Fund is the beneficial owner of 9,761,527 shares of Common Stock, representing approximately 5.2% of the Issuers outstanding Common Stock. ValueAct Co-Investors is the beneficial owner of 38,473 shares of Common Stock representing less than 1% of the Issuers outstanding Common Stock.

       VA Partners and each of the Managing Members may be deemed the beneficial owner of an aggregate of 9,800,000 shares of Issuer Common Stock, representing approximately 5.2% of the Issuers outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 188,575,753 outstanding shares of Common Stock reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2005.

(c)During the sixty (60) days preceding the date of this report, the Reporting Persons purchased the following shares of Common Stock in the open market.

Reporting Person          Trade Date     Shares    Price/Share
----------   	        ---------      -------   -----------

ValueAct Master Fund      12/14/2005      50,000      $44.60
                          12/14/2005      80,000      $44.64
                          12/14/2005     900,000      $44.64
                          12/14/2005     300,000      $44.59
                          12/14/2005     100,000      $44.65
                          12/15/2005     800,000      $44.68
                          12/15/2005      45,000      $44.66
                          12/15/2005      25,000      $44.65
                          12/15/2005      32,500      $44.66
                          12/16/2005   1,525,000      $44.83
                          12/16/2005      25,000      $44.70
                          12/16/2005     169,564      $44.85
                          12/19/2005     100,000      $44.87
                          12/19/2005     250,000      $44.89
                          12/19/2005     296,936      $44.86


(d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Common Stock which are required to be described hereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A)  Joint Filing Agreement
B)  Letter from Reporting Persons dated December 19, 2005 to the Issuer

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 19, 2005       George F. Hamel, Jr., Managing Member


                          ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 19, 2005       George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 19, 2005       George F. Hamel, Jr., Managing Member

                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  December 19, 2005       Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 19, 2005       George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  December 19, 2005       Peter H. Kamin, Managing Member

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Chiron Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 19, 2005       George F. Hamel, Jr., Managing Member


                          ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 19, 2005       George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 19, 2005       George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  December 19, 2005       Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 19, 2005       George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  December 19, 2005       Peter H. Kamin, Managing Member

                                   Exhibit B

                                   LETTER
                                 VAC
                                    VALUEACT CAPITAL


December 19, 2005


VIA EMAIL AND OVERNIGHT MAIL

Howard H. Pien
Chairman
Chiron Corporation
4560 Horton Street
Emeryville, CA  94608-2916

Dear Howard:

ValueAct Capital owns approximately 9.8 million shares of Chiron common stock, acquired between December 2004 and December 2005. This represents 5% of all Chiron common shares outstanding and 9% of shares held by shareholders other than Novartis.

We intend to vote against the proposed acquisition of Chiron by Novartis at the upcoming shareholder meeting that was announced in the Schedule 14A filed with the Securities and Exchange Commission (SEC) on November 25, 2005. Further, we are seriously considering whether to demand appraisal rights pursuant to Section 262 of the Delaware General
Corporation Law.

In our opinion, the merger consideration of $45 in cash per share is not fair from a financial point of view to the holders of Chiron common shares other than Novartis. Both the financial valuation and merger premium analyses supporting this transaction are flawed and understate the value to Chiron common shareholders of selling control of the company.

The financial valuation analyses attached to the Schedule 14A and the
Schedule 13E-3, both filed with the SEC on November 25, 2005, materially understate the value of Chiron shares. The multiples analysis included therein assign Price to Earnings (P/E) multiples to Chiron's projected 2006 and 2007 earnings per share. This analysis is shortsighted and incomplete because Chiron's internal financial projections, included in both filings, show the company's earnings per share growing from $1.58 in 2006 to $4.46 in 2010, a compound annual growth rate of 30%. In addition, the earnings projected in these filings would generate an estimated $1.8 billion of cumulative free cash flow over the period from 2006 to 2010. By applying Chiron's historical P/E multiples of 25x or more to this $4.46 of 2010 earnings per share and adding the $1.8 billion, or approximately $8.50 per share of cash, a stock price of $120 or more in 2010 is justified. Discounting these 2010 stock prices at any reasonable rate, would value Chiron's stock today at well in excess of $45.

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

In addition, the merger premium analysis included in these filings states that the $45 consideration represents a 23% premium to Chiron's stock price on August 31, 2005, the last day prior to Novartis' announcement of its offer to purchase the shares it did not already own for $40 per share. In fact, Novartis made the August 31 offer while in possession of material inside information. The Schedule 14A clearly states that Novartis conducted diligence with respect to Chiron from May 31, 2005 to August 12, 2005, including two visits to Chiron's Liverpool Fluvirin facility, and a detailed review of the results of the U.S. Food and Drug Administration's (FDA) inspection of the Liverpool plant in July 2005. The FDA inspection results were so material to Novartis that it informed Chiron in June 2005 that it could not decide whether or not to make an offer without reviewing them.

Importantly, due to its position on Chiron's Board of Directors, Novartis had access to communications from the FDA around August 31, 2005 regarding the remaining conditions for Chiron to re-enter the U.S. flu vaccines market. Chiron issued a press release on August 31 announcing that the FDA had found its remediation plans to be "generally acceptable" but warned of several further conditions to re-enter the market, including successful production, testing and FDA release of the vaccine. Reflecting the highly conditional nature of this announcement, Chiron's stock price was barely changed on August 31. As participants in the Boardroom, however, Novartis had access to the FDA's list of conditions and must have known that a return to market was, in fact, highly likely. As it turned out, Chiron began shipping flu vaccine to the U.S. on October 17, 2005.

Even though Chiron's press release of August 31 was conditional, understated and did not provide full information about the company's progress, it still provided a positive incremental datapoint. It is customary for insiders to be required to wait at least two business days from the announcement of market moving information before buying or selling stock to allow such information to disseminate in the market and be accurately reflected in the stock price. By making its offer on the day of the August 31 announcement, and effectively using that day's price (before the market had time to react to this positive information) to justify its merger premium, Novartis did not honor this custom, and may in fact have violated the spirit of Chiron's own policy regarding director trading blackout policy. It would be interesting to know if other Chiron directors were subject to a blackout on buying or selling Chiron stock on August 31.

Any analysis of the premium to the August 31, 2005 stock price must acknowledge that at that time, the public market was uninformed as to Chiron's improving fundamental prospects, and that Novartis used its information advantage to present a premium to an undervalued stock price. Remembering that Chiron's stock price was around $45 in October, 2004 before the company lost its flu vaccine license, we can only conclude $45 (or more, given the growth in the Biopharmaceuticals and Blood Testing businesses) is an appropriate basis for any merger premium analysis for a purchase of Chiron now that it has regained this license.

Novartis' opportunistic bid of $40, when the stock was trading at $36, caused a significant turnover in Chiron's shareholder base, moving a large number of shares into the hands of merger arbitrageurs and discouraging long term investors from buying the stock for its improving business fundamentals. Constrained by the overhang of a Novartis bid, Chiron's stock did not move up to reflect the October 17, 2005 flu vaccine shipments. Nor did it move up after the announcements of October 5, 13 and 25 regarding clinical trial advances in key pipeline products, including the flu cell culture vaccine. Nor did it move up after the October 25 announcement of a contract to supply the U.S. Department of Health and Human Services with an emergency stockpile of pandemic flu vaccines. Nor did it move up after the December 1 announcement of the FDA approval of the PROCLEIX(R) West Nile Virus Assay. Since August 31, 2005, Chiron's stock price has reflected only one thing: the Novartis bid.

Under the terms of the 1994 Governance Agreement pursuant to which Novartis acquired its stake in Chiron, in a buy out negotiation Chiron has the option of rejecting all Novartis bids. If Novartis then requests binding arbitration, Chiron has the option to delay arbitration up to one year. This strategy would have allowed Chiron's improving business fundamentals to be recognized in the public markets, and strengthened the company's hand in such negotiations. Based upon the disclosures in the "Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors" section on pages 7-9 of the Schedule 14A, it does not appear that the non-Novartis directors seriously considered these options.

The terms of the 1994 Governance Agreement state that if Novartis proposes a buy out transaction, it must offer a price based upon a "third party sale value", the value that an unaffiliated third party would be expected to pay in a control transaction. It is customary for a control transaction to incorporate a control premium to the standalone value of a company, and in fact, analysis of comparable control transactions is included in the Schedule 13E-3. However, the Schedule 14A does not include control premiums in the list of considerations of the Chiron board. The Schedule 14A states that the Chiron board approved the merger based on, among other factors, "the judgment of the non-Novartis directors that a price higher than $45.00 per share could not likely be obtained".

Chiron's own financial advisors, as reported on page 5 of the Schedule 14A, reached an initial valuation for the stock of "$46.00 per share or higher". However, with the stock's trading range held captive to an inappropriately timed Novartis bid, the non-Novartis directors determined they could not obtain a price higher than $45 from Novartis, and agreed to this price. In our opinion, $45 per share does not reflect the true value of Chiron's expected earnings, and does not reflect a control premium for all shareholders. ValueAct Capital will not vote in favor of the merger transaction.

Sincerely,

/s/ G. Mason Morfit

G. Mason Morfit
Partner
ValueAct Capital

cc:   J. Richard Fredericks, Director
      Denise M. O'Leary, Director
      Dr. Edward E. Penhoet, Director
      Dr. Raymund Breu, Director
      Dr. William J. Rutter, Director
      Vaughn D. Bryson, Director
      Dr. Paul L. Herrling, Director
      Pierre E. Douaze, Director
      Lewis W. Coleman, Director
      Dr. Pieter J. Strijkert, Director

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